SEC
Mail Processing
Section

AUG 13 2012

Washington DC
403

UNITED ST
SECURITIES AND EXCH
Washington, D


12060657

OMB APPROVAL
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February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 AND ENDING 06/30/12
MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHALANX TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 GROVE STREET
(No. and Street)

TOPSFIELD	MA	01983
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN WOODLAND 978-887-5981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, BRIAN WOODLAND ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHALANX TRADING, LLC , as of JUNE 30 , 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

MEMBER

Title

Notary Public


DEBORAH COCKRELL-DUCHEMIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 5, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHALANX TRADING, LLC

FINANCIAL STATEMENTS

JUNE 30, 2012

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Members of
Phalanx Trading, LLC

We have audited the accompanying statement of financial condition of Phalanx Trading, LLC as of June 30, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phalanx Trading, LLC as of June 30, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
July 25, 2012

PHALANX TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Cash	$ 785,050
Receivable from broker-dealers and clearing organizations	44,672
Furniture and equipment, at cost, less accumulated depreciation of $3,915	4,810
Other assets	10,171
	$ 844,703

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 12,279
Members' Equity	
Members' capital	832,424
	$ 844,703

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2012

Revenues:	
Commissions	$ 1,281,339
Private placement revenue	996,182
Other income	6,138
	2,283,659
Expenses:	
Employee compensation and benefits	27,935
Commission expense	884,981
Communications and data processing	5,051
Occupancy	19,500
Other expenses	82,527
	1,019,994
Net income	$ 1,263,665

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2012

Balance at beginning of the year	$ 1,238,759
Net income	1,263,665
Distributions	(1,670,000)
Balance at end of the year	$ 832,424

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2012

Cash flows from operating activities:	
Net income	$ 1,263,665
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	1,151
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers and clearing organizations	(8,518)
Decrease in marketable securities	64,960
Decrease in loan receivable, managing member	910,000
Decrease in other assets	9,966
(Decrease) increase in operating liabilities:	
Decrease in accounts payable, and accrued expenses	(12,439)
Net cash from operating activities	2,228,785
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Capital withdrawals	(1,670,000)
Increase in cash	558,785
Cash at beginning of the year	226,265
Cash at end of the year	$ 785,050

Supplemental cash flow disclosures:	
Interest payments	$ 0
Income tax payments	$ 0

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Furniture and Equipment

Furniture and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to furniture and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012 the Company had net capital of $817,443 which was $717,443 in excess of its required net capital of $100,000. The Company's net capital ratio was .015 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related party, Phalanx Partners, LLC. The Company reimbursed the related party for those expenses. For the fiscal year these expenses totaled $33,738. At June 30, 2012, the Company owed related parties $5,788.

The Company rents office space from a partnership, W.S. Advantage L.P., partially owned by its managing member as a tenant at will. The Company paid the related party $19,500 for rent for the year ending June 30, 2012.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 - RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at June 30, 2012 consist of the following:

Fees and commissions receivable	$44,672

PHALANX TRADING, LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2012

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 - FURNITURE AND EQUIPMENT

At June 30, 2012 major classes of furniture and equipment consisted of the following:

Computer equipment	$ 4,648
Furniture and fixtures	4,077
	8,725
Less: Accumulated depreciation	3,915
	$ 4,810

Depreciation expense for fiscal year 2012 was $1,151.

NOTE 7 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 7 – FAIR VALUE (Continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 25, 2012, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

PHALANX TRADING, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2012

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Members of
Phalanx Trading, LLC

We have audited the accompanying financial statements of Phalanx Trading, LLC for the year ended June 30, 2012, and have issued our report thereon dated July 25, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
July 25, 2012

SCHEDULE I

PHALANX TRADING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2012

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 12,279	
	$ 12,279	
Net Capital:		
Members' capital		$ 832,424
Adjustments to net capital:		
Furniture and equipment		(4,810)
Other assets		(10,171)
Net Capital, as defined		$ 817,443
Net capital requirement		100,000
Net capital in excess of requirement		$ 717,443
Ratio of aggregate indebtedness to net capital		.015 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 817,443
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 817,443

SCHEDULE II

PHALANX TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2012

Phalanx Trading, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To The Members of
Phalanx Trading, LLC

In planning and performing our audit of the financial statements of Phalanx Trading, LLC (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Elberfarb, P.C.
Norwood, Massachusetts
July 25, 2012

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Members of
Phalanx Trading, LLC

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending June 30, 2012, which were agreed to by Phalanx Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Phalanx Trading, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Phalanx Trading, LLC's management is responsible for Phalanx Trading, LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do no express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Norwood, Massachusetts
July 25, 2012

PHALANX TRADING, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2012

Payment Date	To Whom Paid	Amount
1/20/2012	SIPC, Washington DC	$ 4,311
7/27/2012	SIPC, Washington DC	$ 1,383